News Release 19-09

May 9, 2019

SSR MINING REPORTS FIRST QUARTER 2019 RESULTS

VANCOUVER, B.C. - SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) reports consolidated financial results for the first quarter ended March 31, 2019.

Paul Benson, President and CEO said, "Pleasingly, we had a strong first quarter with near-record consolidated production of over 112,000 gold equivalent ounces at lower cash costs, driven by solid performance at all three operations. Seabee achieved record production at near-record low cash costs, while Puna production and costs benefited from a full quarter of processing higher grade Chinchillas ore and increasing by-product credits. As a result, we delivered another quarter of solid financial performance and are well positioned to achieve record production for 2019."

First Quarter 2019 Highlights:
(All figures are in U.S. dollars unless otherwise noted)

▪	Increased production at lower costs: Achieved quarterly consolidated production of near-record 112,513 gold equivalent ounces at cash costs of $712 per payable ounce of gold sold.

▪
Solid financial performance: Reported positive income from mine operations at all three mines totaling $30.2 million, net income of $5.7 million and adjusted attributable net income of $17.2 million or $0.14 per share.

▪
Low-cost record production at the Seabee Gold Operation: Produced 31,183 ounces of gold at cash costs of $467 per payable ounce of gold sold, second lowest quarterly cash costs since acquiring the operation in 2016.

▪	Solid operating performance at the Marigold mine: Mined 17.3 million tonnes of material with strong gold production of 53,151 ounces at cash costs of $812 per payable ounce of gold sold.

▪
Doubled silver production with lower costs at Puna Operations: Produced 2.4 million ounces of silver at lower cash costs of $9.94 per payable ounce of silver sold, as we processed higher grade silver ore from the Chinchillas mine.

▪	Chinchillas mine ramp up substantially completed: The Chinchillas mine was substantially completed during the quarter on budget. Focus is now on achieving steady state production.

▪
Completed $230 million convertible notes offering: Issued $230 million aggregate principal amount of 2.50% unsecured convertible senior notes on March 19, 2019. A portion of the proceeds was used to repurchase $150 million of our outstanding $265 million 2.875% convertible notes.

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

▪	Maintained strong balance sheet: Quarter-end cash increased to $461 million.

SSR Mining Inc.	PAGE 2

Marigold mine, U.S.

	Three months ended
Operating data	March 31 2019	December 31 2018	September 30 2018	June 30 2018	March 31 2018
Total material mined (kt)	17,295	17,039	21,284	15,958	16,150
Waste removed (kt)	11,767	11,361	14,411	8,083	9,052
Total ore stacked (kt)	5,528	5,679	6,873	7,875	7,099
Strip ratio	2.1	2.0	2.1	1.0	1.3
Mining costs ($/t mined)	1.73	1.86	1.51	1.92	1.80
Gold stacked grade (g/t)	0.34	0.34	0.32	0.42	0.37
Processing costs ($/t processed)	1.20	1.27	1.12	0.86	0.93
Gold recovery (%)	73.0	72.9	72.3	74.4	73.6
General and admin costs ($/t processed)	0.54	0.51	0.50	0.41	0.42

Gold produced (oz)	53,151	54,306	58,459	49,436	42,960
Gold sold (oz)	55,517	50,550	59,612	46,644	42,078

Realized gold price ($/oz) (1)	1,303	1,227	1,207	1,304	1,331

Cash costs ($/oz) (1)	812	760	711	700	720
AISC ($/oz) (1)	984	995	965	981	954

Financial data ($000s)
Revenue	72,263	61,861	71,848	60,752	55,880
Income from mine operations	12,981	9,977	13,254	14,670	12,312
Capital expenditures (2)	3,167	8,328	25,461	14,481	4,665
Capitalized stripping	2,293	1,208	2,529	850	2,902
Exploration expenditures (3)	3,653	2,096	2,956	3,243	1,914

(1)
We report the non-GAAP financial measures of realized gold price, cash costs and all-in sustaining costs ("AISC") per payable ounce of gold sold to manage and evaluate operating performance at the Marigold mine. See “Cautionary Note Regarding Non-GAAP Measures”.

(2)	Includes expansion capital expenditure of $22 million in 2018.

(3)	Includes capitalized and expensed exploration expenditures.

Mine production

In the first quarter of 2019, the Marigold mine produced 53,151 ounces of gold, a 2% decline from the fourth quarter of 2018 mainly due to wet weather conditions during the period. Gold sales totaled 55,517 ounces, 10% higher than the previous quarter as we sold bullion inventory accumulated in the fourth quarter of 2018.

During the quarter, 17.3 million tonnes of material were mined, a 2% increase compared to the fourth quarter of 2018, as we commenced mining the next phase of the Mackay pit, which resulted in shorter haul distances and offset the weather events early in the quarter.

Approximately 5.5 million tonnes of ore were delivered to the heap leach pads at a grade of 0.34 g/t gold. This compares to 5.7 million tonnes of ore delivered to the heap leach pads at a grade of 0.34 g/t gold in the fourth quarter of 2018. The strip ratio was 2.1:1 for the quarter.

SSR Mining Inc.	PAGE 3

Mine operating costs

Cash costs and AISC per payable ounce of gold sold and realized gold price are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs, which include all costs of inventory, refining costs and royalties, of $812 per payable ounce of gold sold in the first quarter of 2019 was 7% higher than the previous quarter primarily due to planned lower grades mined in the second half of 2018 and the first quarter of 2019. Total mining costs of $1.73 per tonne in the first quarter of 2019 were 7% less than in the previous quarter due to 2% more tonnes mined and lower maintenance costs. Processing unit costs were 6% lower in the first quarter due to a 17% reduction in cyanide costs that resulted from the start up of a new leach pad. This reduction in costs offset the 3% reduction in ore tonnes stacked. General and administrative unit costs were 6% higher in the first quarter of 2019 than in the fourth quarter of 2018 primarily due to lower ore tonnes stacked.

Despite the higher cash costs, AISC per payable ounce of gold sold decreased in the first quarter of 2019 to $984 from $995 in the fourth quarter due to decreased capital spending, partially offset by higher deferred stripping and capitalized exploration.

Mine sales

A total of 55,517 ounces of gold were sold at an average realized gold price of $1,303 per ounce during the first quarter of 2019, an increase of 10% from the 50,550 ounces of gold sold at an average realized gold price of $1,227 per ounce during the fourth quarter of 2018.

Exploration

The primary objective for exploration work in 2019 is to explore the north and south extensions of Red Dot, and the western area of the Mackay pit. Activities in these areas have the potential to discover additional Mineral Resources due to their proximity to existing Mineral Resources. During the first quarter, we completed 70 reverse circulation (RC) drillholes for 23,447 meters.

A limited amount of work during the period advanced the Mineral Resource to Mineral Reserve conversion at Red Dot through the completion of geotechnical and QA/QC core drilling. This work comprised 12 core holes for 4,893 meters.

During the period, results were received from 40 of the 70 RC holes, with 29 reporting resource grade intercepts. These results will be compiled later in the year with our existing data.

Looking ahead to the second quarter, RC drilling on the East Basalt and Valmy targets will commence once ground conditions improve from the wet weather conditions.

SSR Mining Inc.	PAGE 4

Seabee Gold Operation, Canada

	Three months ended
Operating data	March 31 2019	December 31 2018	September 30 2018	June 30 2018	March 31 2018
Total ore milled (t)	90,756	86,447	88,273	84,010	93,269
Ore milled per day (t/day)	1,008	940	959	923	1,036
Gold mill feed grade (g/t)	8.59	10.20	9.52	7.95	8.95
Mining costs ($/t mined)	52	57	48	60	59
Processing costs ($/t processed)	28	26	26	27	21
Gold recovery (%)	97.2	97.6	97.1	97.3	97.4
General and admin costs ($/t processed)	53	63	47	62	53

Gold produced (oz)	31,183	20,473	27,831	23,582	23,716
Gold sold (oz) (1)	27,999	21,711	29,175	20,512	20,012

Realized gold price ($/oz) (2)	1,302	1,236	1,210	1,306	1,340

Cash costs ($/oz) (2)	467	502	447	616	481
AISC ($/oz) (2)	973	743	596	854	896

Financial data ($000s)
Revenue	36,431	26,890	35,270	26,706	26,789
Income from mine operations	13,672	7,347	11,061	5,703	6,672
Capital expenditures	8,772	625	968	1,035	4,426
Capitalized development	3,379	2,910	1,812	2,069	2,283
Exploration expenditures (3)	3,172	1,661	2,860	2,745	2,032

(1)	Beginning with the first quarter of 2018, the holder of the 3% net smelter return royalty elected to receive its royalty in-kind and we will no longer report these ounces within gold sold.

(2)
We report the non-GAAP financial measures of realized gold price, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Seabee Gold Operation. See “Cautionary Note Regarding Non-GAAP Measures”.

(3)	Includes capitalized and expensed exploration expenditures.

Mine production

Seabee Gold Operation produced a record 31,183 ounces of gold in the first quarter of 2019, largely due to timing of gold pours at year-end 2018 and aided by the increased mill throughput rate. Gold sales totaled 27,999 ounces for the first quarter, 29% higher than the fourth quarter of 2018.

The mill achieved an average throughput of 1,008 tonnes per day over the first quarter, a 7% increase compared to the previous quarter, reflecting a higher mining rate at the Santoy mine. Gold mill feed grade was 8.59 g/t, in line with plan. Gold recovery remained consistent at 97.2%.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold and realized gold price are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

SSR Mining Inc.	PAGE 5

Cash costs per payable ounce of gold sold, which include all costs of inventory and refining costs, were $467 in the first quarter of 2019, 7% lower than the $502 recorded in the fourth quarter of 2018. Lower cash costs were due to lower unit operating costs for mining and general and administrative as a higher proportion of underground activities were directed to capitalized development. Costs per tonne mined were $52 in the first quarter of 2019, 9% lower than in the previous quarter due to higher tonnes mined. Processing costs per tonne were higher than the prior quarter, while general and administrative unit costs decreased by 16% in the first quarter of 2019 compared to the fourth quarter of 2018 due to adjustments to payroll accruals and lower tonnes milled in the fourth quarter of 2018. Lower unit costs more than offset lower grades processed.

AISC per payable ounce of gold sold were $973 in the first quarter of 2019, 31% higher than the $743 in the fourth quarter of 2018 as increased capital expenditures, capital development and capitalized exploration were somewhat offset by payable ounce of gold sold. This increase is due to the seasonal nature of our operation whereby a majority of annual sustaining capital items are purchased in the first quarter of each year for delivery on the ice road for summer construction. In the first quarter, sustaining capital included approximately $7 million for our planned investment in underground mining equipment to increase capacity, flexibility and reliability at the Seabee mine.

Mine sales

A total of 27,999 ounces were sold at an average realized gold price of $1,302 per ounce during the first quarter of 2019, 29% higher than the 21,711 ounces of gold sold in the fourth quarter of 2018, at an average realized gold price of $1,236 per ounce of gold.

Exploration

For 2019, the Seabee Gold Operation planned 45,000 meters of underground drilling and 23,000 meters of surface drilling with the objective to increase and convert Mineral Resources into Mineral Reserves near the Santoy Mine. In the first quarter of 2019, we completed 12,576 meters of underground drilling and 15,561 meters of surface drilling in 24 and 58 drillholes, respectively.

Underground activities for the first quarter of 2019 centered on three targets, including Santoy Gap hanging wall (“Gap HW”), Santoy 8A vein zone and Santoy 9 A and C vein zones. Surface drilling in the first quarter focused on three areas including Gap HW, 8A East, Batman Lake and the Fisher project with 7,639 meters being completed in 20 core drillholes. Several Gap HW holes intersected visible gold, particularly in the near surface drillholes targeting the up plunge extension of the structure. We expect that these results will increase Mineral Resources for Gap HW once compiled with our existing drill data.

On greenfields targets, we received anomalous positive results from two holes at Batman Lake, located 800 meters south of Santoy mine on the Seabee property, and the last hole completed on the north Mac showing at the Fisher project. Results from the majority of the Fisher property drilling are pending assay results.

SSR Mining Inc.	PAGE 6

Puna Operations, Argentina (75% interest)
(amounts presented on a 100% basis unless otherwise stated)

	Three months ended
Operating data	March 31 2019	December 31 2018	September 30 2018	June 30 2018	March 31 2018
Total material mined (kt) (1)	2,618	897	—	—	—
Waste removed (kt) (1)	2,469	696	—	—	—
Strip ratio (1)	16.5	3.5	—	—	—
Mining costs ($/t mined) (1)	2.74	2.61	—	—	—
Ore milled (kt)	345	342	308	396	374
Silver mill feed grade (g/t)	235	133	96	110	115
Zinc mill feed grade (%)	0.46	1.14	1.25	0.71	—
Lead mill feed grade (%) (1)	1.07	0.92	—	—	—
Processing costs ($/t milled)	29.62	22.18	20.87	17.26	15.34
Silver recovery (%)	91.7	81.5	69.9	68.1	67.7
Zinc recovery (%)	47.3	49.5	38.1	31.5	—
Lead recovery (%) (1)	83.6	83.1	—	—	—
General and admin costs ($/t milled)	8.02	8.16	7.98	7.07	6.33

Silver produced ('000 oz)	2,392	1,189	666	954	938
Silver sold ('000 oz)	927	932	623	1,142	1,064

Zinc produced ('000 lb) (2)	1,640	4,014	3,241	1,520	—
Zinc sold ('000 lb) (2)	3,218	1,983	382	—	—

Lead produced ('000 lb) (3)	6,789	2,735	372	—	—
Lead sold ('000 lb) (3)	2,977	1,059	—	—	—

Realized silver price ($/oz) (4)	15.35	14.42	15.45	16.49	16.79

Cash costs ($/oz) (4)	9.94	15.02	17.41	14.73	17.07
AISC ($/oz) (4)	19.76	20.45	22.39	17.66	18.37

Financial Data ($000s)
Revenue	17,556	14,961	7,915	16,570	15,233
Income (loss) from mine operations	3,584	(788)	(2,440)	830	(1,753)
Capital expenditures	1,543	3,849	2,390	2,652	789
Capitalized stripping	6,191	—	—	—	—
Exploration expenditures (5)	1	21	6	429	6

(1)	Data for the fourth quarter of 2018 is for the period subsequent to December 1, 2018, the date upon which commercial production was declared at the Chinchillas mine.

(2)	Data for zinc production and sales relate only to zinc in zinc concentrate.

(3)	Data for lead production and sales relate only to lead in lead concentrate.

(4)
We report the non-GAAP financial measures of realized silver price, cash costs and AISC per payable ounce of silver sold to manage and evaluate operating performance at Puna Operations. See “Cautionary Note Regarding Non-GAAP Measures”.

(5)	Does not include exploration or development expenditures of the Chinchillas project.

Mine production

The Chinchillas mine ramp up was substantially completed during the first quarter of 2019. Total material mined from the Chinchillas open pit increased significantly compared to the previous quarter as commercial production was achieved on December 1, 2018.

SSR Mining Inc.	PAGE 7

As noted in our annual guidance, waste removal is elevated in 2019 as the Chinchillas mine completes the highwall pushback and commences the next pit phase. This was demonstrated by the elevated strip ratio in the first quarter and is expected to continue through the third quarter of 2019 with a downward trend to year-end 2019. As a result, the Pirquitas mill will predominantly process stockpiled Chinchillas ore into the third quarter of 2019, with ore mined in 2019 principally supplying the Pirquitas mill in the fourth quarter of 2019.

Silver production was 2.4 million ounces for the quarter, an increase of 101% relative to the fourth quarter of 2018, mainly due to higher silver mill feed grade and silver recovery, as ore was sourced exclusively from the Chinchillas mine. Silver sales totaled 0.9 million ounces as concentrate shipments commenced later in the quarter. On an attributable basis, silver production and sales for the first quarter totaled 1.8 million ounces and 0.7 million ounces, respectively.

During the first quarter, ore was milled at an average of 3,830 tonnes per day, a 3% increase compared to ore milled in the previous quarter, mainly due to improvements in mill flotation pumping. Processed ore in the first quarter of 2019 contained an average silver grade of 235 g/t, a 77% increase compared to the fourth quarter of 2018, due to solely processing higher grade Chinchillas ore. Metallurgical recoveries of silver, lead and zinc are expected to be variable until we achieve steady state production. The new tailings pump system at the Pirquitas mill was completed during the quarter.

Mine operating costs

Cash costs and AISC per payable ounce of silver sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs, which include cost of inventory, treatment and refining costs, provincial royalties, export duties and by-product credits, were $9.94 per payable ounce of silver sold in the first quarter of 2019, a 34% decrease from $15.02 per payable ounce of silver sold in the fourth quarter of 2018. The decrease was primarily due to higher production resulting from higher silver grade of ore processed with Chinchillas supplying all the processed ore and recognition of higher by-product credits.

AISC per payable ounce of silver sold in the first quarter of 2019 were $19.76, slightly lower than the fourth quarter of 2018 as significantly lower cash costs were offset by high sustaining capital per payable ounce in the first quarter. As discussed above, mining activities in the quarter focused on waste removal and drove high capitalized stripping costs. This, combined with payable silver ounces sold well below production due to the required ramp-up in concentrate sales, drove higher per payable ounce sustaining capital costs in the quarter.

Mine sales

Silver sales totaled 0.9 million ounces and attributable sales were 0.7 million in the first quarter of 2019, comparable to the fourth quarter of 2018. Sales of silver/lead and zinc concentrates increased through the first quarter and are expected to be in line with production over the remainder of 2019. Subsequent to the quarter, we entered into annual contracts for all expected 2019 concentrate tonnage, in line with past practice.

SSR Mining Inc.	PAGE 8

Exploration

At Puna Operations, exploration activities were limited to the completion of detailed drone magnetic data at Chinchillas and the Pirquitas mine areas. Magnetic inversions have been completed and contribute to target selection at both properties.

In 2018, we evaluated the potential for an underground mine at the Pirquitas deposit to provide supplemental ore to the Pirquitas mill. The study confirmed a technically feasible and economic project; however, with a return below our investment thresholds at current metal prices. We have budgeted $1 million in 2019 for a 3,000-meter drill program to test for extensions to the mineralization that could have a positive impact on the project economics. We plan to commence this drilling in the second quarter of 2019.

Chinchillas project, Argentina

During the first quarter, ore feed to the Pirquitas plant has been exclusively from the Chinchillas mine.

The in-pit tailings pumping system was commissioned during the quarter and tailings deposition to the pit is ongoing.

The Chinchillas truck shop structure is complete with equipping remaining in process. Three truck bays are being used for operating maintenance while works are completed.

Road upgrades and improvements were completed during the quarter. Infrastructure and diesel fueling station construction will continue into the second quarter of 2019 with remaining expected capital expenditures totaling $8 million. The project remains on budget.

SSR Mining Inc.	PAGE 9

Outlook

This section of the news release provides management's production, cost, capital, exploration and development expenditure estimates for 2019. See "Cautionary Note Regarding Forward-Looking Statements."
Our guidance is unchanged from that reported on January 15, 2019. For the full year 2019, we expect:

Operating Guidance		Marigold mine	Seabee Gold Operation	Puna Operations (75% interest) (4)
Gold Production	oz	200,000 - 220,000	95,000 - 110,000	—
Silver Production (Attributable)	Moz	—	—	6.0 - 7.0 (4.5 - 5.3)
Lead Production (Attributable)	Mlb	—	—	20.0 - 26.0 (15.0 - 19.5)
Zinc Production (Attributable)	Mlb	—	—	15.0 - 20.0 (11.3 - 15.0)
Cash Cost per Payable Ounce Sold (1)	$/oz	750 - 790	525 - 555	8.00 - 10.00
Sustaining Capital Expenditures (2)	$M	35	25	12
Capitalized Stripping / Capitalized Development	$M	20	12	20
Exploration Expenditures (3)	$M	7.5	6	1

(1)
We report the non-GAAP financial measure of cash costs per payable ounce of gold and silver sold to manage and evaluate operating performance at the Marigold mine, the Seabee Gold Operation and Puna Operations. See “Cautionary Note Regarding Non-GAAP Measures”.

(2)	Sustaining capital expenditures for Puna Operations exclude initial capital expenditures related to the development of the Chinchillas project.

(3)	Includes capitalized and expensed exploration expenditures.

(4)	Shown on a 100% basis unless otherwise indicated by "attributable", which is shown on a 75% basis.

Based on the mid-points of guidance, on a consolidated basis we expect to produce 395,000 gold equivalent ounces in 2019 at gold equivalent cash costs of $700 per payable ounce sold. On an attributable basis we expect to produce 375,000 gold equivalent ounces in 2019 at gold equivalent cash costs of $700 per payable ounce sold based on the mid-points of guidance.

Gold equivalent figures for our 2019 operating guidance are based on a gold-to-silver ratio of 81:1. Cash costs and capital expenditures guidance is based on an oil price of $65 per barrel and exchange rate of 1.25 Canadian dollar to U.S. dollar.

SSR Mining Inc.	PAGE 10

Consolidated Financial Summary
(presented in thousands of U.S. dollars, except for per share values)

Selected Financial Data (1)
	Three months ended March 31,
	2019	2018
	$	$
Revenue	126,250	97,902
Income from mine operations (1)	30,237	17,231
Gross margin (%)	24	18
Operating income (1)	19,628	7,731
Net income (loss)	5,732	(2,322)
Basic attributable income (loss) per share	0.05	(0.01)
Adjusted attributable income before tax (1)	21,546	6,736
Adjusted attributable net income (1)	17,200	5,662
Adjusted basic attributable income per share (1)	0.14	0.05
Cash(used in) generated by operating activities	(303)	11,007
Cash (used in) generated by investing activities	(33,762)	1,387
Cash generated by financing activities	77,441	1,916

Financial Position	March 31, 2019	December 31, 2018
Cash and cash equivalents	461,351	419,212
Marketable securities	32,634	29,542
Current assets	800,491	733,119
Current liabilities	183,733	83,254
Working capital	616,758	649,865
Total assets	1,607,142	1,521,138

(1)
We report non-GAAP measures including income from mine operations, operating income, adjusted attributable income before tax, adjusted attributable net income, and adjusted basic attributable income per share, to manage and evaluate our operating performance. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Quarterly financial summary

Revenue in the first quarter of 2019 increased by 29% relative to the comparative quarter in 2018, due principally to an increase in gold sales both at the Marigold mine and the Seabee Gold Operation. Puna Operations' revenue also increased on higher sales of lead and zinc, partially offset by lower silver sales. Concentrate sales increased relative to the previous quarter, but lagged the increase in production of silver and lead resulting from processing solely Chinchillas ore in the first quarter of 2019.

Income from mine operations in the first quarter of 2019 generated a gross margin of 24%, higher than the 18% gross margin in the first quarter of 2018, due to higher income from mine operations generated by the Seabee Gold Operation and Puna Operations as lower cost and depreciation more than offset lower realized metal prices. Relative to the prior year quarter, the Marigold mine generated a lower gross margin due to higher costs and lower realized prices.

In the first quarter of 2019, we generated net income of $5.7 million, compared to a net loss of $2.3 million in the first quarter of 2018.

SSR Mining Inc.	PAGE 11

Cash used in operating activities in the quarter was $0.3 million compared to $11.0 million generated in the first quarter of 2018. Both the Seabee Gold Operation and Puna Operations had higher sales at lower unit costs while the Marigold mine had higher gold sales at higher unit costs. Cash from operating activities was negatively impacted by a $27.4 million increase in non-cash working capital, compared to a $11.9 million increase in the first quarter of 2018, due primarily to a combination of supplies inventory restocking at Seabee Gold Operation, increased concentrate finished goods inventories at Chinchillas as sales lagged production, higher leach pad inventory costs at the Marigold mine and a reduction in trade payables at the end of the quarter. We used $33.8 million in investing activities in the first quarter of 2019. This included expenditures of $13.2 million on property, plant and equipment and $6.1 million on the Chinchillas project. This compared to $1.4 million generated from investing activities in the first quarter of 2018. In the first quarter of 2018, we received $28.1 million from the sales of common shares of Pretium Resources Inc., which was partially offset by investing $8.8 million in property, plant and equipment, and $11.7 million on the Chinchillas project.

Cash generated from financing activities of $77.4 million resulted from the completion of our $230 million aggregate principal amount of 2.50% unsecured convertible senior notes (the “2019 Notes") offering for net proceeds of $222.9 million somewhat offset by the partial repurchase of our outstanding $265 million 2.875% convertible senior notes (the “2013 Notes”) for $152.3 million.

Corporate summary

SSR Mining has an experienced management team of mine-builders and operators with proven capabilities. We have a strong balance sheet with $461.4 million in cash and cash equivalents as at March 31, 2019. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

On March 19, 2019, we issued the 2019 Notes for net proceeds of $222.9 million after payment of commissions and expenses related to the offering. For a full description of the 2019 Notes see the “Capital Resources” discussion in Section 5 of our MD&A.

Of the proceeds from the 2019 Notes, $152.3 million was used to repurchase, in separate privately negotiated transactions, $150 million of the 2013 Notes.

SSR Mining Inc.	PAGE 12

Qualified Persons
The scientific and technical information contained in this news release relating to the Marigold mine has been reviewed and approved by Greg Gibson and James N. Carver, each of whom is a SME Registered Member and a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Gibson is our General Manager and Mr. Carver is our Chief Geologist at the Marigold mine. The scientific and technical information contained in this news release relating to the Seabee Gold Operation has been reviewed and approved by Cameron Chapman, P.Eng., and Jeffrey Kulas, P.Geo., each of whom is a qualified person under NI 43-101. Mr. Chapman is our General Manager and Mr. Kulas is our Manager Geology, Mining Operations at the Seabee Gold Operation. The scientific and technical information contained in this news release relating to Puna Operations has been reviewed and approved by Robert Gill, P.Eng., and F. Carl Edmunds, P.Geo., each of whom is a qualified person under NI 43-101. Mr. Gill is our General Manager at Puna Operations and Mr. Edmunds is our Vice President Exploration.

Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with our unaudited condensed consolidated interim financial statements and our MD&A as filed with the Canadian Securities Administrators and available at www.sedar.com or our website at www.ssrmining.com.

▪	Conference call and webcast: Friday, May 10, 2019, at 11:00 a.m. EDT.

Toll-free in U.S. and Canada:	+1 (800) 319-4610
All other callers:	+1 (416) 915-3239
Webcast:	http://ir.ssrmining.com/investors/events

▪	The conference call will be archived and available on our website.
Audio replay will be available for two weeks by calling:

Toll-free in U.S. and Canada:	+1 (855) 669-9658, replay code 3089
All other callers:	+1 (412) 317-0088, replay code 3089

About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the 75%-owned and operated Puna Operations joint venture in Jujuy, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

SSR Mining Inc.	PAGE 13

For further information contact:
W. John DeCooman, Jr.
Senior Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of gold, silver and other metals; future costs of inventory, and cash costs and AISC per payable ounce of gold, silver and other metals sold; expected achievement of our annual production and cash costs guidance, including record production in 2019; expected exploration and development expenditures; the prices of gold, silver and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, capital resources, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us; expected metallurgical results and recovery rates; our ability to discover Mineral Resources and to convert Mineral Resources into Mineral Reserves; timing of production at the Marigold mine, the Seabee Gold Operation and Puna Operations; timing and results of our exploration and development programs; sales of silver/lead and zinc concentrates being consistent with production at Puna Operations for 2019; expected cost and timing of completion of construction milestones at Puna Operations, including the expectation that the Chinchillas project will remain on budget and achieving steady state production at Chinchillas; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, Puna Operations and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; counterparty and market risks related to the sale of our concentrates and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; reclamation and closure requirements for our mineral properties; potential labour unrest, including labour actions by our unionized employees at Puna Operations; indigenous peoples' title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; certain transportation risks that could have a negative impact on our ability to operate; assessments by taxation authorities in multiple jurisdictions; recoverability of value added tax and Puna credits balance and significant delays in the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-

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corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; fully realizing our interest in deferred consideration received in connection with recent divestitures; fully realizing the value of our shareholdings in our marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; reputation loss resulting in decreased investor confidence; increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects; risks normally associated with the conduct of joint ventures; an event of default under our 2013 Notes or our 2019 Notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; information systems security threats; conflicts of interest that could arise from certain of our directors' and officers' involvement with other natural resource companies; other risks related to our common shares; and those other various risks and uncertainties identified under the heading "Risk Factors" in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”).

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms, our ability to continue operating the Marigold mine, the Seabee Gold Operation and Puna Operations, dilution and mining recovery assumptions, assumptions regarding stockpiles, the success of mining, processing, exploration and development activities, the accuracy of geological, mining and metallurgical estimates, no significant unanticipated operational or technical difficulties, maintaining good relations with the communities surrounding the Marigold mine, the Seabee Gold Operation and Puna Operations, no significant events or changes relating to regulatory, environmental, health and safety matters, certain tax matters and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices, foreign exchange rates and inflation rates). You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including cash costs and AISC per payable ounce of precious metals sold, realized metal prices, adjusted attributable income (loss) before tax, adjusted attributable income tax (expense), adjusted net income (loss), adjusted attributable basic earnings (loss) per share and working capital. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements. Readers should refer to “Non-GAAP Financial Measures” in Section 8 of our MD&A, available under our corporate profile at www.sedar.com or on our website at www.ssrmining.com, for a more detailed discussion of how we calculate such measures and for a reconciliation of such measures to IFRS terms.

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